Exhibit 99

Endesa Signs a Gas Procurement Contract with Ras Laffan II Company from Qatar

    NEW YORK--(BUSINESS WIRE)--July 31, 2003--Endesa (NYSE: ELE):

    -- 1 bcm Gas volume contracted, mainly dedicated to the Iberian Peninsula and the Canary Islands.

    --  First gas deliveries expected by 2005.

    -- This contract helps to cover Endesa's medium term needs of gas, within its strategy on supply sources diversification

    -- The agreed prices allow to reinforce of Endesa's competitiveness in the gas market and to ensure the capacity generation plan for the construction of 2,800 MW of CCGT in the Iberian Peninsula by 2007.

    Endesa (NYSE: ELE) and Ras Laffan II, from Qatar, signed a procurement gas contract for a total volume of 1 bcm, which represents a 5% of the total gas consumption in Spain for 2002.
    The contract type (ex ship) is long term, with delivery in the LNG terminal and flexibility in destination and use. Gas will be mainly dedicated to the Iberian Peninsula and the Canary Islands.
    The contract, which first deliveries are expected by 2005, follows the diversification sources policy already initiated with the first gas agreements signed in 1998, and ensures its gas procurement needs in the medium term.
    The price agreed will reinforce Endesa's competitiveness in the gas business in order to reach the market share targets defined in the Strategic Plan of the Company. The price formula takes into account several indexes adding diversification to ENDESA's procurement portfolio as well as the possibility of hedging. In accordance with the usual standards attributable to the LNG long term contracts, flexible operations to, both, buyer and supplier, is assured.
    The entry capacity in the gas system of Spain has been already contracted by ENDESA.
    At the same time, ENDESA ensures its capacity generation plan until 2007 with 2,800 MW in new CCGTs in the Iberian Peninsula, as well as the projected new CCGT capacity for the extra Peninsular systems. Nowadays, ENDESA total CCGT capacity amounts to 1,400 MW.
    ENDESA's medium term target is to consolidate as the second gas operator in Spain, with 13% market share in supply or 20% if the supply of our CCGTs is included.
    For additional information please contact Jacinto Pariente at NY Investor Relations Office, tel. 212 750 7200.

    CONTACT: Endesa, New York
             Jacinto Pariente, 212-750-7200